Filed by Archimedes Tech SPAC Partners Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: SoundHound, Inc.

Commission File No. 001-40193

SoundHound Inc. Named Frost & Sullivan Best Practices Company of the Year in Automotive Voice AI

This Year's Best Practices Company of the Year in the North American Automotive Connected Voice Assistance Industry Award goes to SoundHound Inc.

Santa Clara, CA, Dec. 07, 2021 - SoundHound Inc., a global leader in voice artificial intelligence, currently in the process of becoming a public company through its expected merger with Archimedes Tech SPAC Partners Co. (NASDAQ: ATSPU units, ATSPT subunits), today announced it has been recognized by Frost & Sullivan for valuable achievements as a leader in innovation and growth in the North American automotive connected voice assistant industry and named Best Practices Company of the Year, 2021.

According to Frost & Sullivan, the Best Practices Company of the Year Award is reserved for companies at the forefront of innovation and growth in their respective industries. These companies consolidate their leadership positions by innovating and creating new products, solutions, and services that meet ever-evolving customer needs. By strategically broadening their product portfolios, leading companies advance the overall market.

"Driving innovation and growth is a difficult task made even harder by the strategic imperatives forcing change today, such as disruptive technologies, value chain compression, industry convergence, and new business models. In this context, SoundHound Inc.’s recognition signifies an even greater accomplishment," said Darrell Huntsman, CEO, Frost & Sullivan.

With SoundHound as a partner, leading automakers are making a significant leap forward in convenience and connectivity. Today, SoundHound’s technology powers the voice experience in millions of products from leading automotive brands, including Hyundai, Mercedes-Benz, KIA, and Stellantis, and brands in other industries, including Pandora, Snap, VIZIO, Deutsche Telekom, and more.

The company's breakthrough innovations include Speech-to-Meaning® and Deep Meaning Understanding® technologies that process speech in one step with speed and accuracy, allowing people to interact with products and services the same way they do with each other—by simply talking.

"With OEMs emphasizing branded voice assistants for in-car customers, Soundhound's independent voice AI platform that supports over 20 popular languages, accent efficiency, and 'in-trend' capabilities—such as wake words and natural language processing—make them a perfect partner,” said Ashwini Suvarna, Research Analyst, Frost & Sullivan. “The constantly expanding 100+ content domains, AI integration, and the flexibility of voice access with or without internet connection are add-on reasons for OEMs to consider Soundhound's voice AI solutions."

Supporting 22 of the world's most popular languages, the ability to understand accents, and unprecedented performance in noisy environments are just a few of the reasons OEMs are turning to SoundHound's voice AI solutions. The company's advanced voice AI platform, including Active Arbitration technology and a hybrid connectivity option allows drivers to continue using voice control to access in-car functions, even when an internet connection is not available.

"We're honored to be recognized for our achievements in the automotive industry and for technological innovations that are bringing the power of voice to more brands and their customers," said Keyvan Mohajer, Co-Founder and CEO, SoundHound Inc. "Our recent advances in edge and hybrid voice technology options have opened the doors to our automotive partners and other car manufacturers who are already working toward a future when cars are an integral part of the IoT."

SoundHound's library of hundreds of content domains, including Parkopedia, iHeartRadio, Wcities, Radio.com, and those that contain weather, news, sports scores, and stock market updates give automakers access to a wide range of data sets to bring their in-car infotainment systems to life. The SoundHound Voice AI platform currently processes over 100 million queries per month across the company’s ecosystem of product partnerships. In the first half of 2021, the platform's query volume doubled and is projected to exceed 1 billion by the end of the year.

About SoundHound Inc.

SoundHound Inc., a leading innovator of conversational intelligence, offers an independent voice AI platform that enables businesses across industries to deliver best-in-class conversational experiences to their customers. The company is currently in the process of going public through a definitive merger agreement with Archimedes Tech SPAC Partners Co. (NASDAQ: ATSPU units, ATSPT subunits) and expects to be publicly listed on Nasdaq under the symbol SOUN following the closing of the transaction. Built on proprietary Speech-to-Meaning® and Deep Meaning Understanding® technologies, SoundHound’s advanced voice AI platform provides exceptional speed and accuracy and enables humans to interact with products and services like they interact with each other—by speaking naturally. SoundHound is trusted by companies around the globe, including Hyundai, Mercedes-Benz, Pandora, Deutsche Telekom, Snap, VIZIO, KIA, and Stellantis. www.soundhound.com

Contact:

SoundHound, Inc.

Lisa Flattery

(408) 441-3294

PR@SoundHound.com

Important Information and Where to Find It

This press release refers to a proposed transaction between Archimedes Tech SPAC Partners Co. and SoundHound. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, Archimedes intends to file relevant materials with the SEC, including a registration statement on Form S-4, which will include a proxy statement/prospectus. Security holders are encouraged to carefully review such information, including the risk factors and other disclosures therein. The proxy statement/prospectus will be sent to all Archimedes stockholders. Archimedes also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Archimedes are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Archimedes through the website maintained by the SEC at www.sec.gov or via the website maintained by Archimedes at www.archimedesspac.com or by emailing Info@ArchimedesSPAC.com.

Participants in the Solicitation

Archimedes and SoundHound and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Archimedes's stockholders in connection with the proposed transaction. Information about Archimedes's directors and executive officers and their ownership of Archimedes's securities is set forth in Archimedes's filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.